UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 10, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ARCA biopharma, Inc.

File No. 0-22873 - CF#36229
_____

ARCA biopharma, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits of Forms listed below.

Based on representations by ARCA biopharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.1	8-K	April 22, 2013	April 18, 2019
10.1	10-Q	August 13, 2014	April 18, 2019
10.2	10-Q	November 12, 2014	April 18, 2019
10.64	10-K	March 19, 2015	April 18, 2019
10.58	10-K	March 21, 2017	April 18, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary